March 11, 2008

Ms. Heather Clark

Staff Accountant, Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:  File No. 000-15216

Dear Ms. Clark                          :

Please find enclosed the Company’s detailed responses to your questions to us dated May 23, 2007 in the attached documents.

We apologize that our response has taken so long. In our previous conversations we discussed that the Company has made substantial changes since our last submission.  We have relocated our offices to New Jersey, where I can be directly involved in all aspects of the Company, including all SEC reporting.

We are in the process of putting into place an entirely new management and finance team.  This group will review all prior reports, and will make sure that the Company’s future financial statements and reports will include remedies and revisions  considering all of your past recommendations and changes.

During the Company’s review of your questions and changes, several contributing factors have been identified as causes.  We are taking every step necessary to see that these contributing factors are eliminated so that the types of reporting questions and changes you have identified will not recur.

Over the past several months the Company has made substantive progress with its turn around and restructuring plans.  Also during this period, the Company’s control policies and procedures have been reviewed and improved.  Management has made, and will continue to make, every effort to identify areas that require improvement and will make those improvements on a timely basis.  It is the intent of this management team to improve all control policies and procedures.

Prior events specifically resulted in the Company’s inability to reference the SEC comments properly in reports that were being filed.  These events also resulted in the late filing of several reports. The Company has now retained an interim contract Chief Financial Officer in the New Jersey area.  This will enable him to directly manage the company’s financial functions, and quarterly and annual public reporting. The first quarterly report for which he will be fully responsible will be the company’s second quarter 10-QSB report for 2008.

We believe we have provided substantive and accurate responses to your questions.  We appreciate your patience in allowing us to take the time necessary to do so. The format we adopted in responding to your questions is to state each of your questions and to insert the Company’s response underneath each question. In those instances where you have requested that the amendments or clarifications be made by resubmitting these reports we respectfully request that you allow us to provide the clarifications and/or corrections in our current report.  We will clearly identify them as prior period adjustments and or clarifications.

We look forward to any additional comments or questions you may have regarding the Company’s responses and the Company’s proposed resolution actions.  We would like to follow up with you to ensure those actions we propose to implement will meet your requirements going forward.  Please do not hesitate to contact me if I can answer any further questions for you or your associates before our next discussion.

Yours truly,

/s/ Peter Ubaldi

____________________

Peter Ubaldi

President and CEO

Attachments

Cc:

Jeffrey A. Conrad, Esq

Board of Directors

Part 1.

Annual Report on Form 10 KSB for the year ended December 31, 2005

SEC Comment #1

General

The Company will see that all disclosure items required by paragraph 26 of SFAS 154 are included in all amended filings and all affected financial statements will be clearly marked as “restated”

SEC Comment #2

Item 5. Market for Common Equity and related Stockholder Matters, page 9, Information Relating to the Company’s Voting Securities, page 9

Revenue recognition and Deferred Revenue-GOS Tracking , page 10

Our accountants and I misunderstood the provisions of paragraph 9 of EITF No, 00-21 regarding the criteria to be met to conclude that multiple deliverable arrangements be treated as separate units of accounting.  Our units can be used for other purposes than those associated with our service.  The units are manufactured for us by a subcontractor.  This subcontractor makes these units for other parties and they are sold with different programming.  Our units could be reprogrammed for our customer and then could be used for other purposes.  We feel this fact establishes that our delivered items should be recognized under the rules for separate units of accounting.   Accordingly, our product meets the three criteria established in paragraph 9 as follows: 1) the delivered item has value on a standalone basis; 2) there is objective and reliable evidence of the fair value of the undelivered items, since many firms provide similar services on both universal and custom devices; 3) and there is no general right of return.

SEC Comment #3

Notes to Unaudited Consolidated Financial Statements, page 7

Note 3. Significant Accounting Policies, page 9

Revenue Recognition and Deferred Revenue-GPS Tracking, page 10

Since we were incorrect in our revenue recognition analysis, and we should recognize revenue under EITF No. 00-21, the reference for our accounting policy for capitalized software development costs was incorrect.  The development costs of the software should be accounted for in accordance with SOP 98-1.  SOP 98-1 permits the capitalization of software costs if they are expenditures relating to applications development.  Since our expenditures were directly related to the application development, our costs were capitalized.

SEC Comment #4

Consolidated Statements of Operations, page 31

At the time the 2006 10KSB was being prepared, we were attempting to complete our review and response to all of the items that were raised in the original review letter.  Our staff at that time was greatly reduced from normal levels. Although unfortunate, it was an oversight that the 2006 10KSB did not break out the interest expense into its’ operating and financing components.  Due to the cost and time required to restate the 10KSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to disclose this reclassification in our next submission.  We will clearly identify, explain, and present the reclassification as a prior period reclassification.

SEC Comment #5

Notes to Audited Consolidated Financial Statements, page 34

Note 15.  Beneficial conversion Transaction, page 45

 The journal entry that was made to eliminate the entire note payable balance of $61,538 was part of a number of adjustments made to correct the statements to reflect the results of our negotiations with the holder of the note.  At issue was the conversion ratio.  The conversion ratio was changed from 10,000 shares per dollar of debt reduction to 1,000 shares per dollar of debt reduction.  The debt balance that was subsequently journalized was the original debt balance less the amount of debt reduction that would have occurred at the new conversion rate.  Since the agreement to revise the conversion rate and to eliminate the balance of the debt was concluded after 12/31/04, the company decided that the remainder of the debt balance of $46,112 would be written off in CYE 12/31/05.

SEC Comment #6 & #7

Notes to Audited Consolidated Financial Statements, page 34

Note 15.  Beneficial conversion Transaction, page 45

As a result of the negotiations, it was decided that the amount of the debt reduction was to be made equivalent to the number of shares that were issued at the new conversion rate. It also was agreed that an additional payment of $13,876 would be made to properly adjust the debt balance under the revised conversion agreement.

SEC Comment #8

Form 10QSB for the quarter ended June 30, 2006

Notes to Unaudited Consolidated Financial Statements, page 7

Note 16 Operating Leases, page 18

We agree to restate the lease cost and reflect the abatement of rent to be in accordance with the guidance prescribed by the SEC.  Due to the cost and time required to restate the 10QSB, and the fact that we are still attempting to turn this business around, we would respectively request that the SEC allow us to disclose this adjustment in our next submission.  We will clearly identify, explain, and present the revision to the financial statement as a prior period adjustment.

SEC Comment #9

Form 10QSB for the quarter ended September 30, 2006

Impairment of Assets

Due to the cost and time required to restate the 10QSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to disclose this reclassification in our next submission.  We will clearly identify, explain, and present the reclassification as a prior period reclassification.

SEC Comment #10

Form 10QSB for the quarter ended September 30, 2006

Note 11.  Notes Payable, page 15

Due to the cost and time required to restate the 10QSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to disclose the revision to the liquidity section of the MD&A in our next submission.  We will clearly identify, explain, and present the revision as a prior period restatement.

SEC Comment # 11

Form 10QSB for the quarter ended September 30, 2006

Exhibit 31.1 and 31.2

Due to the cost and time required to restate the 10QSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to revise the certifications in a separate filing that references the changes and the statements to which the changes apply.

SEC Comment # 12

Form 10 KSB for the year ended December 31, 2006

Statements of Stockholders Equity

Due to the cost and time required to restate the 10KSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to disclose the revision to the Stockholders’ Equity section in our next submission.  We will clearly identify, explain, and present the revision as a prior period restatement.  We will also be sure to include all of the requisite information that relates to the issuance of the shares.

SEC Comment # 13

Form 10 KSB for the year ended December 31, 2006

Item 5-Market for Common Equity and Related Stockholders Matters

Due to the cost and time required to restate the 10KSB, and the fact that we are still attempting to turn the business around, we would respectively request that the SEC allow us to disclose the revision to Item 5- Market for Common Equity and Related Stockholders Matters in our next submission.  We will clearly identify, explain, and present the revision as a prior period restatement.  We will also be sure to reconcile the number of shares so that the number of shares issued agrees with the number of shares presented on the face of the statements.  We will be sure to include all of the requisite information that relates to the issuance of the shares